AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 2, 2014

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
 of the Securities Exchange Act of 1934

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Subject Company (Issuer))

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Names of Filing Persons (Offeror and Issuer))
Common Stock, Par Value $0.001 per share
(Title of Class of Securities)
33766Y100
(CUSIP Number of Class of Securities)

 Kevin M. Landis
Firsthand Technology Value Fund, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
(408) 886-7096
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Kelvin K. Leung, Esq. Firsthand Capital Management, Inc. 150 Almaden Blvd., Suite 1250 San Jose, CA 95113	David A. Hearth, Esq. Paul Hastings LLP 55 Second Street, 24th Floor San Francisco, California 94105	John F. Della Grotta, Esq, Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626

 CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
Not applicable*	Not applicable*

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable
Form or Registration No.:	Not Applicable
Filing Party:	Not Applicable
Date Filed:	Not Applicable

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4.
[ ]	Going-private transaction subject to Rule 13e-3.
[ ]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:[  ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item2 1-11	Not Applicable

Item 12.	Exhibits.

Exhibit No.	Description

99.1
Press Release of Firsthand Technology Value Fund, Inc. issued on December 2, 2014 entitled “Firsthand Technology Value Fund, Inc. Announces its Intent to Repurchase its Shares Pursuant to an Issuer Tender Offer. The Offer Amount will be $30 Million Minus the Amount Spent by the Fund to Repurchase its Shares Pursuant to its Open Market Share Repurchase Program.” (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Firsthand Technology Value Fund, Inc. with the Securities and Exchange Commission on December 2, 2014)